

April 6, 2011

<u>Via U.S. Mail and Facsimile 785.438.4967</u>

Joseph Arruda
Chief Financial Officer
Rydex Specialized Products, LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

> **Re:** **CurrencyShares Australian Dollar Trust**
> **Form 10-K for fiscal year ended October 31, 2010**
> **Filed December 29, 2010**
> **File No. 1-32911**
>
> **CurrencyShares British Pound Sterling Trust**
> **File No. 1-32906**
> **CurrencyShares Canadian Dollar Trust**
> **File No. 1-32910**
> **CurrencyShares Swiss Franc Trust**
> **File No. 1-32907**
> **Form 10-Ks for fiscal year ended October 31, 2010**
> **Filed January 14, 2011**

Dear Mr. Arruda:

   We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               Kevin Woody
                               Accounting Branch Chief